Exhibit 99.1

SharpLink Gaming Ltd. to Initiate Trading on Nasdaq

At Market Open Today Under Symbol “SBET”

MINNEAPOLIS – (GLOBENEWSWIRE) – July 28, 2021 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of game-changing technological solutions and experienced-based services for the U.S. online sports betting industry, today announced that the Company’s ordinary shares will commence trading on The Nasdaq Capital Market on a 1-for-2 reverse stock split basis under symbol “SBET,” effective with the market open this morning, Wednesday, July 28, 2021.

Robert Phythian, Chief Executive Officer of SharpLink, stated, “Given Nasdaq’s reputation for being a national exchange associated with many of the world’s most iconic high-growth technology companies, we are very proud to be joining its ranks. I am very grateful to everyone who played such important roles in helping us achieve this critical objective and look forward to earning the support and fidelity of the greater Wall Street community as SharpLink works towards establishing our Company as a recognized leader, trusted partner and exciting technology innovator in the fast-emerging U.S. online sports betting ecosystem.”

Earlier this month, it was reported by FrontOfficeSports.com that 11 states have already passed the $1 billion wager mark in 2021, with the state of Virginia reaching the milestone the fastest, to date, since it first began accepting sports betting wagers in January of this year. With roughly half of all states approving online sports betting in some capacity and more states’ actively pushing legalization forward, the growth of the industry – albeit still in its formative stage – is projected by several notable market observers to be poised for supercharged growth. For instance, earlier this year, Goldman Sachs said online sports betting could jump to $39 billion by 2033; and just this month, CFRA Research reported that “our most optimistic high case sees a $42 billion addressable market (by 2030), driven by a significantly higher number of states legalizing.”

Additionally, the Company today received formal notice from Nasdaq that, as a result of the merger between SharpLink and Mer Telemanagement Systems Ltd. (“MTS”), the Company satisfies all applicable rules for continued listing on The Nasdaq Capital Market and that the previously disclosed listing deficiency issued by Nasdaq to MTS prior to the merger has been rendered moot and the matter has been closed.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent C4 Sports Betting Conversion Platform delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected benefits of the Company’s merger with Mer Telemanagement Solutions Ltd., the expected timing of trading of the Company’s ordinary shares under its new ticker symbol and to give effect to its 1-for-2 reverse split, the expected growth in the online betting industry, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SharpLink Gaming Ltd.
Dodi Handy, Director of Communications
Tel: 407-960-4636
Email: ir@sharplink.com